Exhibit 3.18

TT&C TRANSITION SERVICES AGREEMENT

TT&C TRANSITION SERVICES AGREEMENT (this “Agreement”), dated as of July 15, 2003, by and among Intelsat (Bermuda), Ltd., a Bermuda company (“Purchaser”), Loral Space & Communications Corporation, a Delaware corporation and as debtor and debtor-in-possession (“Loral Space”), and Loral SpaceCom Corporation, a Delaware corporation and as debtor and debtor-in-possession (“SpaceCom” and collectively with Loral Space, the “Sellers”). Each of Purchaser and each of the Sellers is referred to herein as a “Party”.

WHEREAS, the Sellers, Loral Satellite, Inc., a Delaware corporation and as debtor and debtor-in-possession (“Loral Satellite”), Intelsat, Ltd., a Bermuda company, and Purchaser have entered into an Asset Purchase Agreement of even date herewith (the “Asset Purchase Agreement”), providing, among other things, for the sale by the Sellers and Loral Satellite, and the purchase by Purchaser, of all of the right, title and interest of the Sellers and Loral Satellite in and to the Purchased Assets (as defined in the Asset Purchase Agreement), which include certain geostationary earth orbit satellites referred to as Telstar 4, Telstar 5, Telstar 6 and Telstar 7, as well as the satellites known as Telstar 8 and Telstar 13, which are currently under construction (collectively, the “Satellites”);

WHEREAS, the Parties desire to provide for the orderly transition to Purchaser of the telemetry, tracking and control functions with respect to the Satellites, and Purchaser desires SpaceCom to provide certain satellite operation and other services as set forth in the Schedules attached hereto prior to and following the closing of the transactions under the Asset Purchase Agreement (the “Closing”) as set forth in this Agreement;

WHEREAS, the Asset Purchase Agreement contemplates that the Parties hereto shall have entered into this Agreement as of the date of the Asset Purchase Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein, and subject to and on the terms and conditions herein set forth, the Parties hereto agree as follows:

1. Definitions.

Except as otherwise defined in this Agreement, all capitalized terms used in this Agreement (including the Schedules hereto) shall have the meanings assigned to them in the Asset Purchase Agreement.

2. Provision of Services.

(a) Subject to and on the terms and conditions herein set forth, from and after the date contemplated by Section 2(b) and for the duration of the Transition Period (defined below), SpaceCom shall (i) provide to Purchaser the services described on Schedule A prior to the Closing and the services described on Schedules B and C following the Closing (each a “Service” and, collectively, the “Services”), and (ii) make reasonably available to Purchaser sufficient personnel who are employed or contracted by SpaceCom in order to provide such Services during the respective Service Periods (“Personnel”) subject to Section 4 and the parameters set forth in Schedules A, B and C.

(b) SpaceCom shall commence providing the pre-Closing Services described on Schedule A following at least five Business Days’ prior written notice from Purchaser, which shall not be given until the later of (i) the expiration of any applicable waiting period under the HSR Act relating to the transactions contemplated by the Asset Purchase Agreement and (ii) the date that the Sale Order shall have been entered by the Bankruptcy Court. Such notice shall provide, without prejudice to any of Purchaser’s rights under the Asset Purchase Agreement, that it is not aware of any fact or circumstance that would prevent Closing from taking place; provided, however, that Purchaser shall not be estopped from asserting at any time in the future that a condition to Closing has not been satisfied based on facts or circumstances existing on the date of such certification. SpaceCom shall, to the extent required by this Agreement, continue to provide the pre-Closing Services until the date on which the Closing occurs. Nothing contained in this Agreement shall be construed to require any performance inconsistent with any requirements of law, including, without limitation, the FCC’s rules and the Communications Act and applicable export control laws.

(c) SpaceCom shall provide each of the post-Closing Services described on Schedules B and C during an initial 12-month term following the Closing, which Purchaser may extend for two additional six-month terms by written notice given at least three months in advance of each such additional term (each, a “Service Period”).

(d) The term during which any Service is required to be provided in accordance with the foregoing is hereafter referred to as the “Transition Period.” The Transition Period and this Agreement shall terminate when SpaceCom’s obligation to provide Services pursuant to the terms of this Agreement shall have terminated.

(e) SpaceCom shall perform the Services for Purchaser in a professional and workmanlike manner with the same degree of care, skill and prudence customarily exercised by it for its own operations and in its provision of similar services to itself and its subsidiaries, and in compliance with applicable law, provided, however, that in no event shall SpaceCom perform the Services for Purchaser with less than a reasonable degree of care, skill, and prudence or in a manner not consistent with good industry practice.

(f) Following the Closing, Purchaser will make available to SpaceCom such of the Purchased Assets as SpaceCom shall reasonably request and that are necessary for the performance of the Services.

3. Service Fees.

(a) It is understood and agreed that Purchaser has been granted a credit (the “Credit”) of $240,000 that shall be applied to offset the first $240,000 of SpaceCom charges for pre-Closing Services that would otherwise be payable under this Agreement and the Business Transition Services Agreement being entered into among the parties as of the date hereof (the “Business TSA”). SpaceCom shall invoice Purchaser for fees for the Services rendered hereunder on a monthly basis (i) in the case of pre-Closing Services, taking into account the Credit, and in accordance with Section 3(b), and (ii) in the case of Services provided following the Closing, in accordance with the fees specified on Schedule B based on the number of satellites for which Services are being provided during the applicable month, and in each case

Purchaser shall pay the amount of such invoice, which invoice shall include reasonably detailed documentation of the Services invoiced, in immediately available funds within 30 days of Purchaser’s receipt thereof. All payments pursuant to this Agreement shall be made in U.S. dollars without any deduction or withholding for or on account of any set-off or tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect.

(b) Fees for pre-Closing Services will be charged on an hourly basis, based on the actual hours of work performed by Personnel supplying such Services determined at a blended rate of $100 per hour for such Services. Promptly following the execution of this Agreement, SpaceCom and Purchaser will work together to develop a pre-Closing Services implementation plan (including pre-Closing Services set forth in the Business TSA), designed to meet the pre-Closing training needs of Purchaser in an effective, efficient and cost-effective manner, which plan shall include cost estimates for the Services identified to be performed by SpaceCom over the pre-Closing period.

(c) Promptly following the date hereof, SpaceCom and Purchaser will work together to prepare a breakdown of fees for Services set forth on Schedule B (“Breakdown”) to be mutually agreed between Purchaser and SpaceCom, consistent with the per month charges and sub-allocation set forth on Schedule B. In the event that Purchaser terminates any post-Closing Service, the fees payable to SpaceCom shall thereafter be reduced in accordance with the Breakdown and the scope of SpaceCom’s responsibilities will be correspondingly reduced.

(d) No Party shall be liable for any indirect, special, punitive, incidental or consequential damages, losses or expenses arising out of or under this Agreement whether under contract, warranty or tort, including loss of revenue or lost profits, regardless of the foreseeability of such damages, losses or expenses. Sellers shall have no liability whatsoever for loss of or damage to, any of the Satellites, except to the extent caused by their willful misconduct. Sellers shall have no liability whatsoever in the event that any of their customers asserts against Purchaser a claim or right relating to or in any way arising out of the availability use or operation of the Services or the facilities used to provide the Services, or otherwise out of this Agreement. Notwithstanding the foregoing, in the event that any party other than a customer of Sellers asserts against Purchaser a claim or right relating to or in any way arising out of the availability, use or operation of the Services or the facilities used to provide the Services, or otherwise out of this Agreement, SpaceCom shall indemnify and hold Purchaser harmless against any and all claims, demands, liabilities, costs, and expenses of whatsoever nature, including attorneys fees, relating to or in any way arising out of the asserted claim or right, up to a maximum amount of $300,000. This Section 3(b) shall survive the termination of this Agreement.

4. Personnel.

(a) If the employment of any Personnel performing Services for Purchaser is terminated by SpaceCom for any reason other than their commencement of employment with Purchaser, then SpaceCom shall, at Purchaser’s request, use its Best Reasonable Efforts to hire or reassign such personnel as SpaceCom deems necessary to provide the Services in accordance with the terms hereof. SpaceCom reserves the right to withdraw any Personnel who are engaged in providing Services to Purchaser provided it gives prior notification to Purchaser of any such withdrawal that is outside of its ordinary course rotation of Personnel among the satellites SpaceCom is operating at the time, in which case SpaceCom will use its Best Reasonable Efforts to hire or reassign such personnel as SpaceCom deems necessary to provide the Services in accordance with the terms hereof.

(b) Purchaser shall use its Best Reasonable Efforts to ensure that all of its personnel located at SpaceCom’s premises as contemplated by the Schedules hereto adhere to applicable security and corporate rules and regulations. It is understood and agreed that such personnel will be assigned to designated areas of SpaceCom’s premises, and may require SpaceCom escorts when the scope of their work requires them to enter other parts of the premises.

(c) As soon as reasonably practicable after (i) SpaceCom receives formal notice that any Personnel intends to terminate his/her employment with SpaceCom or (ii) any Personnel has received formal notice of termination of his/her employment from SpaceCom, SpaceCom will provide notice thereof to Purchaser.

5. Limitations on Scope of Services.

(a) In providing the Services, SpaceCom shall not be obligated to: (i) maintain the employment of any specific employee; (ii) purchase, lease or license any additional equipment or software; (iii) pay or incur any costs related to the transfer or conversion of data to Purchaser or the utilization or engagement of any third party vendor or supplier, except to the extent reimbursed by Purchaser; or (iv) incur any material unreimbursed out-of-pocket expense in connection with its performance of the Services.

(b) In assisting the Purchaser in the transfer of responsibility for the Services, SpaceCom shall not be responsible for the procurement of any and all hardware, software, computer systems, support, housing, data and other information technology systems necessary or desirable for Purchaser’s facilities to operate the Satellites, including but not limited to the procurement of all third party licenses (except those required to be obtained by SpaceCom pursuant to Section 8(a)) and vendor agreements.

6. Termination.

(a) Purchaser may terminate this Agreement for its convenience as to all or any portion of the Services provided by SpaceCom hereunder upon thirty (30) days’ prior written notice to SpaceCom; provided that if Purchaser is terminating all Services hereunder with respect to a particular satellite in connection with a transition of control of such satellite to Purchaser as contemplated by Section 4.4.1.1 of Schedule C, Purchaser shall give the notice set forth in that Section.

(b) Purchaser may terminate this Agreement if any other Party has materially breached any of its obligations under this Agreement, and SpaceCom may terminate this Agreement if Purchaser has materially breached any of its obligations under this Agreement, in each case if the breaching Party has failed to cure such breach within thirty (30) days after receipt of notice of such breach from the non-breaching party (or within ten (10) days, in the event of a default in the payment of money).

(c) Notwithstanding any other provisions of this Agreement, this Agreement shall terminate by its own terms twelve (12) months after the Closing, unless otherwise extended by Purchaser in accordance with Section 2(c) above.

7. Force Majeure. SpaceCom’s obligations to perform the Services shall be suspended during the period and to the extent that SpaceCom is prevented or hindered from complying therewith by any cause beyond the reasonable control of SpaceCom, including, without limitation, acts of God, strikes, acts of terrorism, fire, flood, power failures or surges, epidemics, riots, theft, lock outs and other labor disputes, civil disturbances, injunctions and other government orders or legal requirements (whether under the export control laws or otherwise), accidents, acts of war or conditions arising out of or attributable to war (whether declared or undeclared). In such event, SpaceCom shall as soon as reasonably practicable give Purchaser notice of suspension, stating the Services to be suspended and the cause thereof, and SpaceCom shall resume the performance of such Services as soon as reasonably practicable after the cause of the suspension and the effects thereof that prevented or hindered SpaceCom from performing the Services shall cease to exist and shall so notify Purchaser. Should a force majeure event occur, at Purchaser’s request and at Purchaser’s sole cost and expense, SpaceCom shall, as promptly as practicable, migrate the Services that have been suspended due to the force majeure event to alternative facilities or another service provider as directed by Purchaser. Upon cessation of the force majeure event and the effects thereof that prevented or hindered SpaceCom from performing the Services, all obligations under this Agreement shall resume. SpaceCom shall not be liable for any damages, liability, interruption of Service or delay or failure to perform under this Agreement to the extent that such damages, liability, interruption, delay or failure results from a force majeure event, as described in this Section 7.

8. Warranties. Except as provided for herein, SpaceCom makes no warranties of any kind, whether express or implied, for the provision of Services. SpaceCom specifically disclaims any express, implied and statutory warranties, including, without limitation, warranties of merchantability or fitness for any particular purpose and non-infringement of proprietary rights, all of which are expressly disclaimed to the fullest extent permitted by law. SpaceCom hereby represents and warrants to, and covenants with, Purchaser that:

(a) SpaceCom will comply in all material respects with all laws and regulations applicable to SpaceCom in connection with its provision of the Services hereunder, and will maintain all permits, licenses, and other authorizations required to so comply with such laws and regulations.

(b) The Services shall be performed in accordance with Section 2(e) hereof.

(c) SpaceCom shall keep all its equipment, software, and facilities that are necessary to, or useful in, the performance of the Services for Purchaser in good working condition and repair, subject to Section 2(e) hereof.

(d) SpaceCom shall include in any proposed plan of reorganization the assumption, reinstatement and ongoing performance by SpaceCom of this Agreement.

Loral Space hereby represents and warrants to, and covenants with, Purchaser that Loral Space shall include in any proposed plan of reorganization the assumption, reinstatement and ongoing performance by Loral Space of this Agreement.

9. Access to Facilities; Rights in Data.

(a) Purchaser may co-locate up to five (5) full-time equivalent employees (who shall be U.S. citizens or lawful permanent U.S. residents) at SpaceCom’s Hawley and/or Three Peaks facilities with access to facilities and key staff. SpaceCom shall provide office facilities for Purchaser’s employees, consisting of a reasonable amount of office space, office furniture, office supplies, desk-top computers (with e-mail and internet access capabilities), regular parking facilities, local, long distance and international telephone service and access to copy and facsimile machines. Purchaser shall use its Best Reasonable Efforts to ensure that all of its personnel located at SpaceCom’s premises as contemplated by the Schedules hereto adhere to applicable security and corporate rules and regulations. It is understood and agreed that such personnel will be assigned to designated areas, and may require SpaceCom escorts when the scope of their work requires them to enter other parts of the premises.

(b) Purchaser acknowledges that, other than as provided in the Asset Purchase Agreement or any of the Ancillary Agreements, it is not entitled to any intellectual property rights (including any and all patent, trademark, service mark, copyright, trade secrets, design rights, know-how, confidential information and all other intellectual or industrial property rights whether or not registered or capable of registration) which subsist in any and all data, text, drawings, know-how, graphics, code or other information in electronic or tangible form supplied to Purchaser by SpaceCom or accessed by Purchaser in the course of the provision of the Services, whether created in the course of performing its obligations to Purchaser or not, provided, however, SpaceCom hereby grants Purchaser a perpetual, non-exclusive, world-wide, royalty-free, irrevocable and assignable license to use such data or other information to the extent left in Purchaser’s possession. Purchaser agrees not to contest the validity, ownership or enforceability of SpaceCom’s rights in and to any such data or other information.

10. Confidentiality. Each of Purchaser and SpaceCom hereby acknowledges that certain confidential information (the “Information,” which term shall include all information in respect of the business of Purchaser or SpaceCom, including, without limitation, any ideas, business methods, finances, prices, business, financial, marketing, development or manpower plans, customer lists or details, computer systems and software, know-how or other matters connected with the products or services marketed, provided or obtained by Purchaser or SpaceCom and information concerning their respective relationships with actual or potential customers and the needs and requirements of such persons may be disclosed to the other Parties and the other Parties’ employees, agents and subcontractors as a result of the performance of the Services subject to the provisions of Section 10(a). Notwithstanding anything to the contrary contained herein, this Section 10 shall not restrict in any way Purchaser’s use following the Closing of any Information necessary or desirable in connection with the continuing operation of the Transferred Business.

(a) Each Party agrees with the other Parties in respect of all Information:

(i) to keep the Information in strict confidence and secrecy;

(ii) not to use the Information save for enjoying its rights and complying with its obligations under this Agreement;

(iii) not to disclose the Information to any third party;

(iv) to restrict the disclosure of any Information to (A) only such of its employees, agents, subcontractors and other persons who require such Information in the performance of their duties pursuant to this Agreement and (B) only such portions of the Information as the employees, agents, subcontractors and other persons referred to in this clause actually require for the performance of such duties and, in such circumstances, to ensure that such employees, agents, subcontractors and other persons are made aware of the confidential nature of the Information and that they are required not to disclose the Information except as permitted in this Section 10; and

(v) Each Party shall return to the relevant Party any portion of Information in whatever form it may be and all copies thereof at such time as such portion of Information is no longer required in connection with the provision of Services under this Agreement, and all Information in whatever form it may be and all copies thereof shall be returned to the relevant Party and each Party shall confirm that no Information has been retained in its possession or under its control on termination of this Agreement.

(b) Section 10(a) shall not prevent the disclosure of Information which:

(i) the disclosing Party (or one of its officers, directors, employees, agents or other representatives) is legally obligated to make;

(ii) is made for a proper purpose to (1) a public authority, (2) a court of law or otherwise in any legal proceeding or arbitration, or (3) the auditors of, or any lawyer or professional person acting for, a Party; or

(iii) is in the public domain other than by reason of a breach of any obligation owed pursuant to this Agreement, provided that a confidential filing with a Governmental Authority shall not be considered as being in the public domain.

(c) This obligation of confidentiality shall survive any termination of this Agreement.

11. Relationship of Parties. Each Party in performing its obligations and duties hereunder shall be conclusively deemed to be an independent contractor and not under the control or supervision of the other Parties hereto and nothing in this Agreement shall be read to create any agency, partnership or joint venture of Purchaser and Loral Space or SpaceCom or to create any trust or other fiduciary relationship between them.

12. Entire Agreement. This Agreement, together with the applicable provisions of the Asset Purchase Agreement, constitutes the entire agreement of the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, with respect to the subject matter hereof.

13. Assignment. Neither Loral Space nor SpaceCom may assign its rights or obligations under this Agreement without the prior written consent of Purchaser, and Purchaser may not assign its rights or obligations under this Agreement without the prior written consent of SpaceCom, in each case which consent shall not be unreasonably withheld; provided, however, that Purchaser may (i) assign its rights or obligations hereunder without such consent to an Affiliate and (ii) assign, pledge and grant a security interest in its right, title and interest, in, to and under this Agreement and its rights hereunder as collateral security for any present or future indebtedness of Purchaser, Parent or any of their Affiliates.

14. Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by each of the Parties hereto.

15. Waiver. Failure or delay by any Party to this Agreement in exercising any right or remedy of that Party under this Agreement shall not operate as a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude any other or future exercise of such right or remedy or the exercise of any other right or remedy. Any waiver of a breach of, or a default under, any of the terms of this Agreement shall not be deemed a waiver of any subsequent breach or default, and shall in no way affect the other terms of this Agreement.

16. GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. EACH PARTY HERETO AGREES THAT IT SHALL BRING ANY ACTION OR PROCEEDING IN RESPECT OF ANY CLAIM ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTAINED IN OR CONTEMPLATED BY THIS AGREEMENT, WHETHER IN TORT OR CONTRACT OR AT LAW OR IN EQUITY, EXCLUSIVELY (A) IN THE BANKRUPTCY COURT TO THE EXTENT THAT THE BANKRUPTCY COURT HAS JURISDICTION OVER SUCH ACTION OR PROCEEDING, AND (B) IN ALL OTHER CASES IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (THE “CHOSEN COURTS”) AND (I) IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CHOSEN COURTS, (II) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN THE CHOSEN COURTS, (III) WAIVES ANY OBJECTION THAT THE CHOSEN COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY HERETO, (IV) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 19 OF THIS AGREEMENT AND (V) ACKNOWLEDGES THAT THE OTHER PARTIES WOULD BE IRREPARABLY DAMAGED IF ANY OF THE PROVISIONS OF THIS AGREEMENT ARE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS AND THAT ANY

BREACH OF THIS AGREEMENT COULD NOT BE ADEQUATELY COMPENSATED IN ALL CASES BY MONETARY DAMAGES ALONE AND THAT, IN ADDITION TO ANY OTHER RIGHT OR REMEDY TO WHICH A PARTY MAY BE ENTITLED, AT LAW OR IN EQUITY, IT SHALL BE ENTITLED TO ENFORCE ANY PROVISION OF THIS AGREEMENT BY A DECREE OF SPECIFIC PERFORMANCE AND TO TEMPORARY, PRELIMINARY AND PERMANENT INJUNCTIVE RELIEF TO PREVENT BREACHES OR THREATENED BREACHES OF ANY OF THE PROVISIONS OF THIS AGREEMENT, WITHOUT POSTING ANY BOND OR OTHER UNDERTAKING.

17. Severability. If any term, provision, covenant or condition of this Agreement, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Agreement had been executed with the invalid or unenforceable portion eliminated, so long as this Agreement as so modified continues to express, without material change, the original intentions of the Parties as to the subject matter of this Agreement and the deletion of such portion of this Agreement will not substantially impair the respective benefits or expectations of the Parties to this Agreement.

18. No Third-Party Beneficiary. The provisions of this Agreement are for the benefit solely of the Parties hereto and their permitted assigns, and no third party may seek to enforce or benefit from these provisions.

19. Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by telecopier, provided that the telecopy is promptly confirmed by telephone confirmation thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Party:

To Purchaser:

Intelsat (Bermuda), Ltd.

Dundonald House

14 Dundonald Street West, Suite 201

Hamilton HM 09, Bermuda

Telecopy: +441-292-8300

Attn: President/CEO

with a copy (which shall not constitute notice) to:

Intelsat Global Service Corporation

3400 International Drive, NW

Washington, DC 20008-3006

Telecopy: (202) 944-7529

Attn: General Counsel and Senior Vice President for

Regulatory Affairs

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

1701 Pennsylvania Avenue, NW

Washington, D.C. 20006

Telephone: (202) 956-7500

Telecopy: (202) 293-6330

Attn: Janet T. Geldzahler, Esq.

To Sellers:

Loral Space & Communications Corporation

600 Third Avenue

New York, NY 10019

Telephone: (212) 697-1105

Telecopy: (212) 338-5320

Attn: General Counsel

With a copy to:

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019

Telephone: (212) 728-8000

Telecopy: (212) 728-8111

Attn: Bruce R. Kraus, Esq.

20. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all such counterparts together shall constitute but one and the same instrument.

21. Guaranty. Loral Space hereby guarantees the prompt and complete performance when due of all of SpaceCom’s obligations hereunder. Loral Space agrees that Purchaser and SpaceCom may in their sole and absolute discretion, without notice to or further assent of Loral Space and without in any way releasing, affecting or impairing the obligations under the foregoing guaranty, (i) waive compliance with, or any default under, or grant any other indulgences with respect to this Agreement, and (ii) agree to modify, amend or change any provisions of this Agreement. The obligations of Loral Space under this guaranty are continuing, absolute and unconditional, and shall not be released, discharged or in any way affected by assignment or transfer of this Agreement by any Party hereto. Loral Space and SpaceCom each waive any requirement that Purchaser seek enforcement of its rights against SpaceCom prior to seeking enforcement of its rights against Loral Space under this guaranty.

IN WITNESS WHEREOF, SpaceCom, Purchaser and Loral Space have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTELSAT (BERMUDA), LTD.

By:	/s/ Ramu Potarazu
Title:	President

LORAL SPACECOM CORPORATION

By:	/s/ Eric J. Zahler
Title:	President and Chief Operating Officer

LORAL SPACE & COMMUNICATIONS CORPORATION

By:	/s/ Eric J. Zahler
Title:	President and Chief Operating Officer

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